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RECEIVED
2008 MAY -5 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002334

May 1, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda / MS

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED
MAY 12 2008
THOMSON REUTERS

Exhibit A

Documents for which English versions are readily available

Nil

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Dissolution of Subsidiary", as disclosed on April 22, 2008 (Exhibit B-1)

Press Releases:

1. Japanese press release dated April 3, 2008: The Company, as a special sponsor, will support "A Day in the Life of AFRICA", a memorial photo exhibition of the fourth Tokyo International Conference for African Development (TICADIV), which will be held in Yokohama from April 26, 2008 until June 22, 2008.

2. Japanese press release dated April 3, 2008: Olympus Visual Communications Corp., an affiliate of the Company, added three new post card designs to "olio photo", its integrated music and photo entertainment website from March 31, 2008. With these additions, sixteen post card designs are now available for sale.

3. Japanese press release dated April 22, 2008: Mr. Hirofumi Tsuchida, General Manager of the Optical Technology Department of the Corporate R&D Center of the Company, received the "Award for Science and Technology" for 2008 in the 'Public Understanding Promotion Category' as Commendation for Science and Technology by the Minister of Education, Culture, Sports, Science and Technology, for his promotional activities toward furtherance of children's understanding of science and technology through "Olympus *wakuwaku* Project" which he serves as the representative.

Exhibit B-1

[TRANSLATION]

April 22, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Dissolution of Subsidiary

ITX Corporation ("ITX", Hercules Stock Code: 2725), a subsidiary of Olympus Corporation (the "Company"), resolved at its meeting of the Board of Directors held on April 22, 2008 to dissolve its consolidated subsidiary, IPX Corporation ("IPX").

I. Outline of subsidiary to be dissolved

Trade name	IPX Corporation
Representative	Masahide Yoshida, Representative Director and President
Address of head office	Kasumigaseki Building 14th Floor 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo
Main business activity	IP consulting business, IP system sales, and reverse engineering service
Date of incorporation	August 2003
Amount of capital	151.5 million yen
Fiscal year-end	March 31
Shareholder (shareholding ratio)	ITX Corporation (99%)

II. Reason for dissolution

IPX has been engaged in intellectual property related businesses centering on a consulting service in the field of intellectual property. However, the operating performance of IPX has been poor, and it is ITX's assessment that it would require a substantial amount of time to achieve future growth. Accordingly, ITX has resolved to discontinue IPX's business and dissolve the company.

III. Schedule of dissolution

April 30, 2008:	Resolution of dissolution at IPX
April 30, 2008:	Dissolution
September 2008:	Conclusion of liquidation (scheduled)

IV. Impact on the consolidated business results of the Company

The impact of the dissolution on the Company's consolidated business results for the year ending March 2008 is expected to be minor.

End of document

END

TKDOCS01/42772.3